File No: 811-08793

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Winter Harbor Fund

3.   Securities and Exchange Commission File No.:  811-08793
                                                       -----

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ]   Initial Application          [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 511 Congress Street, Portland, ME 04101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Jennifer E. Goff, The Royce Funds, 1414 Avenue of the Americas, 9th Floor, New York, NY 10019, 212/508-4522

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Integrated Fund Services, Inc., 221 East Fourth St., Suite 300, Cincinnati, OH 45202, 513/362-8000

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end             [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Ebright Investments, Inc. (formerly known as Royce, Ebright & Associates, Inc.), 511 Congress Street, Portland, ME 04101 Gouws Capital Management, Inc., 511 Congress Street, 9th Floor, Portland, ME 04101

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     IFS Fund Distributors, Inc., 221 East Fourth St., Suite 300, Cincinnati, OH 45202, 513/362-8000

     Royce Fund Services, Inc., 1414 Avenue of the Americas, New York, NY 10019, 212/355-7311

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):
     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-_____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which the board vote took place: June 9, 2000 and September 15, 2000

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes,  state the date on which  the  shareholder  vote  took  place:
          October 4, 2000

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation:

     [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          Shares of Royce Total Return, a series of The Royce Fund, were distributed to REvest Value Fund shareholders in exchange for, and in complete liquidation of, their REvest shares. The distribution was made after the close of business on October 13, 2000.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          Each share of The REvest Value Fund, a series of The Winter Harbor Fund, was exchanged for 1.3584416 shares of Royce Total Return Fund, a series of The Royce Fund. The conversion rate was determined by dividing the October 13, 2000 final Net Asset Value of The REvest Value Fund, $10.46, by the Net Asset Value of the Royce Total Return Fund, $7.70.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes       [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes       [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)   Legal expenses: $23,822.70

          (ii)  Accounting expenses:  Auditors N-14 Review:       $ 1,230.00

          (iii) Other expenses (list and identify separately):

                Proxy Printing and Mailing:                       $   863.38
                Proxy Distribution and Solicitation:              $ 2,708.31
                Fee to Delaware Secretary of State:               $   100.00
                Liquidation and Annual Meeting Expenses:          $   370.26
                Postage:                                          $    14.35

          (iv)  Total expenses (sum of lines (i)-(iii) above):    $29,109.00

     (b)  How were those expenses allocated?

          The first $25,000 of the expenses were paid by Royce & Associates, Inc. Royce & Associates, Inc. is the investment advisor to Royce Total Return Fund, a series of The Royce Fund. As Royce & Associates, Inc. was the recipient of post-transaction investment management fees, it agreed to pay a certain amount of the costs associated with the reorganization. The Winter Harbor Fund paid the remainder to the extent that such expenses were accrued. Any overruns were or will be paid by Ebright Investments, Inc.

     (c)  Who paid those expenses?

          Royce & Associates, Inc. paid $25,000;
          Winter Harbor Fund paid $2,865.10;
          Ebright Investments, Inc. paid $1,243.90.

     (d)  How did the fund pay for unamortized expenses (if any)? None.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the merger: The Royce Fund, Royce Total Return Fund Series

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: SEC File # 811-03599

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File Number(s): 333-43272; Form Type: N-14; Filing Date: August 8, 2000

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Winter Harbor Fund, (ii) she is the President of The Winter Harbor Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

DATE:  December 14, 2000
                                        /s/ Jennifer E. Goff
                                        -----------------------------
                                        Jennifer E. Goff, President